Exhibit 99.2

For Immediate Release	December 16, 2019

VALENS ANNOUNCES REVENUE GUIDANCE FOR FOURTH QUARTER 2019
AND INTENTION TO COMMENCE A NORMAL COURSE ISSUER BID

•	Valens announces Q4 2019 revenue guidance of $27 million - $30 million, a near doubling of Q3 2019 reported revenue and resulting in estimated 2019 annual revenue of $55 million - $58 million

•	Significant increase in Valens’ white label product output and “Cannabis 2.0” product-focused distillate sales resulting in a significant rise in dollar per gram of input in comparison to Q3 2019

•	Intension to commence a Normal Course Issuer Bid (“NCIB”), from time to time, with a view to maximizing shareholder value

Kelowna, B.C., December 16, 2019 – Valens GroWorks Corp. (TSXV: VGW) (OTCQX: VGWCF) (the “Company” or “Valens”), a cannabinoid-based product company with industry leading extraction, next generation cannabinoid delivery formats and an ISO 17025 accredited analytical lab, is pleased to announce revenue guidance for the recently completed fourth quarter 2019 in the range of $27 million to $30 million as well as its intention to commence a NCIB for the purchase and cancellation of up to 6,275,204 of its common shares (the “Shares”) or 5% of the issued and outstanding Shares as calculated on a non-diluted basis. The NCIB will be funded with cash on hand and the Company’s current positive cash flow from operations.

Revenue Guidance for Fourth Quarter 2019

The Company is pleased to announce revenue guidance for the recently completed fourth quarter of 2019 in the range of $27 million – $30 million, a significant increase over its third quarter 2019 revenue of $16.5 million.

The Company also expects to report that it has extracted over 24,400 kilograms of cannabis and hemp biomass in the fourth quarter of 2019. This is roughly in-line with the amount of biomass processed in Q3 2019 and reflects the anticipated shift in focus to white label manufacturing and the demand from our customers to launch a breadth of “Cannabis 2.0” products into the market. This breadth of products translated into smaller lot sizes and resulted in a temporary pause from the volume ramp seen in previous quarters but also resulted in a significant increase in our revenue per gram of input performance. Looking forward, Valens expects to see a return to an aggressive volume growth through its facilities as large amounts of hemp biomass are brought in from the fields and customers require the large production runs that are typical in such a fast-growing market.

“I couldn’t be more thrilled to share revenue guidance for Valens’ fourth quarter, which I believe is only starting to show the power of our platform,” says Tyler Robson, CEO of Valens. “The reason we have built five different types of extraction in house is so that we can facilitate being a one stop shop for our customers by having the means to produce a large variety of next generation white label products. This quarter shows the flexibility of our operations and represents an inflection point in our acceleration into “Cannabis 2.0” oil-based products. Through the incredible demand we are seeing, we expect white label sales to continue to ramp up as we increase the number of white label contracts and volume of the contracts themselves.”

Valens GroWorks Corp.

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.valensgroworks.com

Intention to Launch Normal Course Issuer Bid

The Company intends to launch a NCIB for the purchase and cancellation of up to 6,275,204 Shares, representing approximately 5.0% of the issued and outstanding Shares, calculated on a non-diluted basis. The NCIB is expected to run for a period of one year from when it is formally commenced.

The Company believes that given its strong financial and operational performance, prevailing market conditions and the price performance of its Shares, the NCIB is a prudent and appropriate approach to maximize shareholder value. Having a NCIB in place will provide the Company with the flexibility to purchase Shares, from time to time, at the Company’s discretion, as part of its capital management strategy, subject to applicable black-out periods and trading restrictions. The NCIB will be funded with cash on hand and the Company’s current positive cash flow from operations.

The NCIB will be made in accordance with the applicable rules and policies of the TSXV and applicable Canadian securities laws. Under the NCIB, the Shares may be repurchased in open market transactions on the TSXV and/or other Canadian exchanges, or by such other means as may be permitted by the TSXV and applicable Canadian securities laws.

The NCIB has been approved by the Company’s board of directors but remains subject to approval by the TSXV.

About Valens GroWorks

Valens GroWorks Corp. (TSXV:VGW) (OTCQX:VGWCF) is a multi-licensed, vertically-integrated cannabis company focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in- class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. Additionally, our subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://valensgroworks.com. The Company's investor deck can be found specifically at http://valensgroworks.com/investors/

For further information, please contact:

Jeff Fallows

Valens GroWorks Corp.

Telephone: +1.778.755.0052

Investor Relations

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VGW@kcsa.com

212.896.1233 / 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

212.896.1265

Valens GroWorks Corp.

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.valensgroworks.com

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Notice regarding Forward Looking Statements

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “anticipates”, "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", “positioned” and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Corporation is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

Valens GroWorks Corp.

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.valensgroworks.com

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